Exhibit 99.3

Reply Attention of:	Dayna Leigh
Direct Phone:	604.682.4418
Direct Fax:	604.669.0384
E-mail:	dayna@pedimentgold.com
Date:	January 12, 2010

BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Attention:

Statutory Filings Department

Dear Sirs/Mesdames:

Re:	Notice of Record Date Under National Instrument 54-101

In accordance with National Instrument 54-101, we hereby give you notice of a meeting of the shareholders for the under-mentioned issuer:

Issuer:

Pediment Gold Corp.

Security Description:

Common shares

CUSIP #:

70532W109

Meeting Type:

Annual General

Record Date for Notice & Voting:

Monday, February 8, 2010

Beneficial ownership determination date:

Monday, February 8, 2010

Meeting Date:

Thursday, March 18, 2010

Yours truly,

Pediment Gold Corp.

“Dayna Leigh”

Dayna Leigh

Copy to

Securities Commissions for each of:  Saskatchewan, Manitoba, Nova Scotia and Newfoundland; Registrar of Securities for each of:  Prince Edward Island, Government of the Yukon Territory and Nunavut Territory; Office of the Administrator - New Brunswick; Securities Registry - Government of the Northwest Territories; Autorité des marchés financiers